Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of TORM plc for the registration of Common Shares, Preferred Shares, Debt Securities, Warrants, Purchase Contracts, Rights and Units and to the incorporation by reference therein of our reports dated March 7, 2024, with respect to the consolidated financial statements of TORM plc, and the effectiveness of internal control over financial reporting of TORM plc, included in its Annual Report (Form 20-F) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ EY Godkendt Revisionspartnerselskab

Copenhagen, Denmark

December 19, 2024